Filed by Eclair Holdings Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: MTR Gaming Group, Inc.

Commission File No.: 000-20508

FOR IMMEDIATE RELEASE

MTR Gaming Group, Inc. Announces Approval from
the West Virginia State Lottery Commission for
Proposed MTR-Eldorado Mergers

CHESTER, WV — MAY 30, 2014 — MTR Gaming Group, Inc. (NasdaqGS: MNTG) (“MTR”) announced today that the proposed combination of MTR and Eldorado HoldCo LLC (“Eldorado”) has been approved by the West Virginia State Lottery Commission (“WVSLC”), subject to final review of any material and substantive changes in the proposed combination that may occur after the date of its approval.

“We are pleased to receive approval from the West Virginia State Lottery Commission and continue to work cooperatively with the remaining state gaming and horse racing regulatory agencies to obtain the necessary approvals to complete the transaction,” said Joseph L. Billhimer, Jr., President and COO of MTR Gaming Group, Inc.

As previously announced, MTR, Eldorado and certain of their affiliates entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which MTR and Eldorado will become wholly-owned subsidiaries of Eclair Holdings Company (“NewCo”), which will be renamed “Eldorado Resorts, Inc.”  The final approval from the WVSLC satisfies one of the conditions to the proposed transaction.  The proposed combination remains subject to certain conditions and approvals, including final regulatory approvals from gaming regulators in Louisiana, Nevada, Ohio and Pennsylvania, approval by stockholders of MTR, registration and listing of NewCo shares and customary closing conditions.

About MTR Gaming Group, Inc.

MTR Gaming Group, Inc. is a hospitality and gaming company that through subsidiaries owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. For more information, please visit www.mtrgaming.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on current expectations of management of MTR and Eldorado and are subject to uncertainty and changes in circumstances.  These forward-looking statements include, among others, statements regarding the expected benefits of a potential combination of MTR and Eldorado, including the expected effect of the merger on MTR’s and Eldorado’s financial results and profile (e.g., free cash flow, earnings per share and Adjusted EBITDA); the anticipated benefits of geographic diversity that would result from the merger and the expected results of MTR’s and Eldorado’s gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals and the expected timing of the completion of the transaction.  These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should”, “will” or similar words intended to identify information that is not historical in nature.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein.  These risks and uncertainties include (a) the timing to consummate a potential transaction between MTR and Eldorado; (b) the ability and timing to obtain required regulatory approvals (including approval from gaming and horse racing regulators) and satisfy or waive other closing conditions; (c) the possibility that the mergers do not close when expected or at all or that the companies may be required to modify aspects of the mergers to achieve regulatory approval; (d) the ability of MTR and Eldorado to promptly and effectively integrate their respective businesses; (e) the requirement to satisfy closing conditions to the mergers as set forth in the merger agreement; (f) the outcome of any legal proceedings that may be, or have been, instituted in connection with the transaction; (g) the ability to retain certain key employees of MTR or Eldorado; (h) that there may be a material adverse change affecting MTR or Eldorado, or the respective businesses of MTR or Eldorado may suffer as a result of uncertainty surrounding the transaction; (i) the risk factors disclosed in MTR’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2013, which MTR filed on March 14, 2014, and (j) the risk factors disclosed in the Proxy Statement/Prospectus referenced below under “Additional Information and Where to Find It.”  Forward-looking statements reflect MTR’s and Eldorado’s management’s analysis as of the date of this release, even if subsequently made available by MTR or Eldorado on their respective websites or otherwise.  MTR and Eldorado do not undertake to revise these statements to reflect subsequent developments, except as required under the federal securities laws.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of MTR.  In connection with the Merger Agreement, NewCo filed with the SEC, on May 22, 2014, an Amendment No. 4 to Registration Statement on Form S-4, that includes a preliminary Proxy Statement of MTR and a preliminary Prospectus of NewCo (together with the Proxy Statement, as amended, the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT MTR, ELDORADO, NEWCO AND THE PROPOSED TRANSACTION.  The Proxy Statement/Prospectus, and other relevant materials (when they become available), and any other documents filed by MTR, Eldorado or NewCo with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to “Investor Relations,” MTR Gaming Group, Inc., Route 2, P.O. Box 356, Chester, West Virginia  26034 in the case of MTR, or by accessing MTR’s website at www.mtrgaming.com under the heading “About” and then “Investor Relations” and then under “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

MTR, Eldorado, and NewCo and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of MTR in connection with the proposed transaction.  Information about MTR’s directors and executive officers is available in Amendment No. 1 to MTR’s Annual Report on Form 10-K/A, filed on April 30, 2014.  Other information regarding the participants and other persons who may be deemed participants and description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the combination between MTR and Eldorado.

For Additional Information, Please Contact:

MTR Gaming Group, Inc.

www.mtrgaming.com

John W. Bittner, Jr.

Executive Vice President and Chief Financial Officer

(724) 933-8122

jbittner@mtrgaming.com